VEON Advances Buyback Program, Cancels Shares New York and Dubai, October 20, 2026. VEON Ltd. (Nasdaq: VEON), a global digital operator, today confirmed the cancellation of approximately 1.5% of its total issued shares. Today’s cancellation of 26,951,230 common shares (equivalent to 1,078,049 ADSs) is pursuant to VEON’s ongoing share buyback program announced on September 23, 2026 to buy back and cancel 3.9% of VEON’s outstanding shares. About VEON VEON is a digital operator that provides connectivity and digital services to over 150 million connectivity and more than 228 million digital customers. Operating across five countries that are home to 550 million consumers, more than 6% of the world's population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com. Forward-Looking Statements This release contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to the execution and/or impact of the buyback of the VEON Group’s ADSs and shares and the cancellation of such shares. There are numerous risks and uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to uncertainty over the execution and/or impact of the buyback of the VEON Group’s ADSs and shares, among others discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. There is no assurance that the buyback of VEON ADSs and shares and the cancellation of such shares will be completed or that other events described in any forward-looking statement will materialize. The forward-looking statements contained herein speak only as of the date of this release and VEON disclaims any obligation to update them, except as required by law.